Exhibit 99.3

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

24 September 2015

The Manager

Company Announcements Office

Australian Securities Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

Cancellation of shares

In relation to the on-market buy-back program announced on 21 May 2015, James Hardie Industries plc (JHIplc) advises that:

•	1,653,247 JHIplc shares represented by CUFS that were bought back by JHIplc between 1 July 2015 and 17 July 2015 have been cancelled effective at close of business on 24 September 2015;

•	the total amount paid by JHIplc to buy back the CUFS representing the cancelled JHIplc shares was A$29,996,744; and

•	all of the securities bought by JHIplc under the buy-back were CUFS (with each of the CUFS representing one share in the capital of JHIplc).

As a result of this cancellation, the number of CUFS issued and quoted on the ASX as at the close of business on 24 September 2015 is now 445,199,360.

Yours faithfully

Natasha Mercer

Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia),

Andrea Gisle Joosen (Sweden), David Harrison (USA), Alison Littley (United Kingdom), Donald McGauchie (Australia),

James Osborne, Rudy van der Meer (Netherlands).

Chief Executive Officer and Director: Louis Gries (USA)

Company number: 485719